

Noel Coon
Co-Founder at GameSafe
Scottsdale, Arizona, United States · Contact info
106 connections

 GameSafe

Experience

 **GameSafe**
2 yrs 6 mos

Co-Founder
Part-time
May 2019 – Present · 2 yrs 6 mos
Scottsdale, Arizona, United States

Co Founder

CEO Co-Founder
Self-employed
May 2019 · 1 mo
Greater Phoenix Area

 **Founder -Owner**
583313 B C · Full-time
Aug 1999 – Present · 22 yrs 3 mos
British Columbia, Canada

Founder and Owner
Hana Hou Wailea LLC · Full-time
Jun 1999 – Present · 22 yrs 5 mos
Maui

Serial Entrepreneur

 **Co- Founder, Chairman**
Canadian Utility Construction · Full-time
Feb 1990 – Jun 2015 · 25 yrs 5 mos
Canada

Underground Contractor for energy and communication facilities

 CUCC   CUCC Vacuum Truck

 **Co- Founder and Chairman**
1 OneCall Locators Canada · Full-time
Jun 2002 – Mar 2015 · 12 yrs 10 mos
Greater Vancouver, British Columbia, Canada

Underground Facilities Locating Service

Locators Vehicle

Show 4 more experiences ⌄

Education

 **Aldine High School**
None, 6
1948 – 1955